Via Facsimile and U.S. Mail
Mail Stop 4720

August 4, 2009

Mr. Michael Lee
Chairman of the Board, President and Chief Executive Officer
Tower Group, Inc.
120 Broadway, 31st Floor
New York, NY 10271

Re: **Tower Group, Inc.**
      Form 10-K for the Period Ended December 31, 2008
      Form 10-Q for the Quarterly Period Ended March 31, 2009
      File No. 000-50990

Dear Mr. Lee:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2008

Consolidated Financial Statements
Note 5 – Fair Value Measurements, page F-20

1. Please revise your disclosure to discuss the extent to which, and how, the information is obtained from the brokers or pricing services and used in

developing the fair value measurements in the consolidated financial statements including:

a. The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services;
b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services; and,
d. The amount of investments fair valued at binding broker quotes versus non-binding quotes.

Note 4 - Investments
Impairment Review, page F-17

2. Please revise your discussion to describe the specific circumstances giving rise to other-then-temporary impairment losses recognized during the periods presented. Your discussion should highlight the circumstances that occurred during the period you recognized impairment to support why earlier recognition was unnecessary.

3. You state on page F-19 that you consider magnitude of the unrealized losses, the nature of the investment, and management's intent and ability to retain the investment till recovery in assessing the impairment of your fixed maturity investments. You also state that market disruption caused by temporary market conditions resulted in unrealized equity investment losses. Since these explanations are vague and do not clearly explain why you believe these unrealized losses to be temporary, please expand your discussion. Where applicable, describe how the estimated cash flows have been changing on the quarterly basis and the factors contributing to the change. You may also discuss whether you have received all required periodic payments under temporarily impaired fixed maturity securities to support your belief that those unrealized losses are temporary. Also provide a similar discussion for the quarterly period ended March 31, 2009.

4. You realized $7.1 million losses from the sale and maturity of securities during 2008. Please tell us the facts and circumstances giving rise to the loss and the sale, and why that sale does not contradict your previous assertion regarding your ability and intent to hold securities with unrealized losses until they mature or recover in value.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Consolidated Statements of Cash Flows, page 5

5. For 2009 on the cash flow statement you adjusted cash at the beginning of the period by the amount of cash acquired in the acquisitions of Castle Point and Hermitage in February. Explain how this presentation complies with FAS 95 or revise as necessary to show the cash acquired net of the cash paid to acquire the companies as an investing activity.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, at (202) 551-3614, Assistant Chief Accountant, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant